

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 29, 2009

Mr. Nehemia Zucker
Chief Executive Officer
j2 Global Communications, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, California 90028

> **RE: j2 Global Communications, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 25, 2009, as amended March 5, 2009**
>
> **Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009**
> **File No. 000-25965**

Dear Mr. Zucker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>
<u>Compensation Discussion and Analysis, page 15</u>

1.   It appears that you use the surveys listed on page 15 for benchmarking purposes. For example, you disclose on page 16 that the compensation committee considers the surveys to help ensure that executive salaries remain in line with the Compensation Committee's target range. If you use surveys to benchmark total compensation, or any material element of compensation, you must identify the companies in the surveys. See Regulation S-K Item 402(b)(2)(xiv). Please confirm in your response

letter that you will comply with our comment in future filings where you use the surveys to benchmark your named executive officers' compensation. For further guidance, see Question 11805 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2.   In future filings, please identify the outside benefits consulting firm the compensation committee retained and discuss the consultant's role in the compensation-setting practices and decisions. See also our new rules relating to enhanced disclosure concerning compensation consultants effective February 28, 2010 (SEC Release 34-61175).

3.   We note that bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives. In future filings, please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. Also disclose the extent to which the individual and company performance targets were met. See Item 402(b)(v), (vi) and (vii) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nehemia Zucker
j2 Global Communications, Inc.
December 29, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert Littlepaige, Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director